Filed by: P-Com, Inc.
under Rule 425 under the Securities Act of 1933
and deemed filed under Rule 14a-12 under the
Securities Exchange Act of 1934

Subject Company: Telaxis Communications Corporation
Commission File No.: 0-29053

On September 10, 2002, Telaxis Communications Corporation and P-Com, Inc. held a joint conference call to discuss the announcement of signing a definitive merger agreement. A transcript of the conference call follows the “Safe Harbor Statement” below.

Where You Can Find Additional Information

P-Com will file with the SEC a registration statement on Form S-4, which will include the joint proxy statement/prospectus of P-Com and Telaxis. P-Com and Telaxis urge their stockholders to read both the registration statement and the joint proxy statement/prospectus carefully when they become available because those documents will contain important information about P-Com, Telaxis, the merger, the persons soliciting the proxies relating to the merger, their interests in the transaction and related matters. Investors and security holders will be able to obtain free copies of these documents through the SEC’s website at http://www.sec.gov and from the each of the companies’ Investor Relations departments.

P-Com and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of P-Com with respect to the transactions contemplated by the merger agreement. Information regarding these officers and directors is included in P-Com’s definitive proxy statement for its 2002 annual meeting of stockholders filed with the SEC on June 3, 2002. This document is available free of charge at the SEC’s website and from P-Com’s Investor Relations department.

Telaxis and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Telaxis with respect to the transactions contemplated by the merger agreement. Information regarding these officers and directors is included in Telaxis’ definitive proxy statement for its 2002 annual meeting of stockholders filed with the SEC on April 19, 2002. This document is available free of charge at the SEC’s website and from Telaxis’ Investor Relations department.

Safe Harbor Statement

Statements in this document that are not statements of historical facts, including statements regarding the combined company’s business outlook or expected performance or developments, are forward-looking statements that involve risks, uncertainties, and assumptions. The actual results of P-Com, Telaxis or the combined company following the merger may differ materially from the results anticipated in these forward-looking statements. P-Com and Telaxis cannot guarantee that the merger will be completed due to the risks and uncertainties relating to their ability to secure stockholder approval and to satisfy the other conditions to the closing of the merger. Even if the merger is completed, the forward-looking statements involve additional risks and uncertainties that could contribute to such differences including, without limitation, risks relating to the ability of the companies to integrate in a cost-effective, timely manner without material loss of employees or customers, the risk that cost savings from the merger may not be fully realized or may take longer to realize than expected, potential negative reactions of investors, competitors, customers, employees, and others, the need to raise capital, a severe worldwide slowdown in the telecommunications equipment and services sector, the uncertainty in the larger economy, working capital constraints, fluctuations in customer demand and commitments, difficulties in predicting the combined company’s future financial performance, introduction of new products, commercial acceptance and viability of new products, difficulties in supplying products with the desired features and price in a timely and cost-effective manner, cancellations of orders without penalties, pricing and competition, reliance upon subcontractors, the ability of customers to finance their purchases of the combined company’s products and/or services, the timing of new technology and product introductions, the risk of early obsolescence, Telaxis’ difficulties in obtaining customers, lack of market demand for Telaxis’ products,

Telaxis’ stockholder litigation, difficulties in attracting and retaining personnel, inability to protect proprietary technology, possible intellectual property infringement, warranty and other claims, and difficulties in obtaining any necessary governmental permits, waivers, or approvals. Further, P-Com and Telaxis operate in an industry sector where securities values are highly volatile and may be influenced by economic and other factors beyond their control, such as announcements by competitors and service providers. Further information on these and other factors that could affect the actual results of P-Com, Telaxis or the combined company is included in filings made by P-Com and Telaxis from time to time with the Securities and Exchange Commission, including on Form 10-K and Form 10-Q.

Transcript

OPERATOR: Gentlemen, thank you for standing by, and welcome to the P-Com <Company: P-Com Inc.; Ticker: PCOM; URL: http://www.p-com.com/> Telaxis <Company: Telaxis Communications Corporation; Ticker: TLXS; URL: http://www.telaxiscomm.com/> joint conference call. At this time, all participants are in a listen-only mode. Later, we will conduct a question-and-answer session. Instructions will be given at that time. If you should require assistance during the call, please press zero, then star.

I would now like to turn the conference over to our host, Vice President Caroline Kahl. Please go ahead, ma’am.

CAROLINE KAHL, VICE PRESIDENT, P-COM: Before we begin our conference call, I would like to remind our listeners that we will be making many forward-looking statements. Actual results may differ from those projected in the forward-looking statements. Additional information concerning factors that would cause actual results to materially differ from those in the forward-looking statements contained in this morning’s press release, which is available on – from all online stock news sources and from which we assume that you have gotten the call-in number for this conference call.

Both companies will include the joint press release in a Form 8-K to be filed with the SEC tomorrow. The joint press release also incorporates, by reference, the risk factors set forth in the periodic SEC reports for both companies.

Please keep all the additional information and risk factors in mind as you evaluate our forward-looking statements. Now, I will turn the conference over to P-Com’s Chairman and Founder, George Roberts. George?

GEORGE ROBERTS, CHAIRMAN AND FOUNDER, P-COM: Thanks, Caroline, and welcome, everyone, to our conference call. I’m really very pleased to have this call to discuss this merger that we announced today. As the chairman and founder of P-Com, I am personally excited that our next chapter in the history of P-Com will be shared with Telaxis. This merger has many compelling benefits to shareholders, customers and employees. John Youngblood, the new CEO of the combined entity will go into the details in a few minutes and our CFO, Leighton Stephenson, is on hand to answer any financial questions during the Q&A period.

In my view, the merger boils down to three essential benefits to the stakeholders. One, stronger product portfolio. Two, a stronger balance sheet. And really, a very much stronger technical and executive team. Together, these three benefits will allow us to emerge a winner, once the telecom industry recovers.

I’d like to spend a few minutes going through these benefits. First and foremost, the combined entity will have a more compelling and dynamic product portfolio and the platform to build on those product lines efficiently and rapidly. The combined company will continue to offer network owners and carriers a complete set of solutions with point-to-point, point-to-multipoint and spread spectrum products, as well as wireless technology that extends fiber optic networks, which has significant market potential and upside. And it’s important to note that this is a worldwide capability and that it’s important when you realize that some countries are up when others are down and that sort of thing. So, it levels out our business somewhat.

Both companies have continued aggressive product development through the downturn and, as a result, this combined product portfolio contains newly developed technology throughout. While we continue to develop new products, this was not necessarily so with our competitors who have been less aggressive. What I believe is that this set of products will be capable of handling most data rates, radio frequencies and network architectures, with top flight field engineering services available to fully integrate these products. The cross-selling possibilities are significant and we intend to leverage those immediately.

As a combined entity, we will also have the manufacturing and distribution capabilities to compete head to head in any region in the world, especially in the fast-growing markets of Asia, Latin America and the Middle East. These capabilities are truly powerful, particularly when you consider that both companies have a proven 10-year track record of consistently executing in their respective markets. Both companies’ ability to deliver high-volume shipments, an area where many companies fail, is a good future indicator of how we will perform together.

From a technology perspective, the combined company will benefit from Telaxis success in millimeter-wave engineering. This expertise is invaluable for maintaining a technology lead and cannot be outsourced, due to the unique knowledge required to successfully stay on the leading edge in radio design. When you couple this expertise with P-Com’s experience in RF engineering, base band and modem knowledge and the software design necessary here, there is no equal in our – in this segment.

In our current environment, only the strong companies will survive this downturn. Together, P-Com and Telaxis complement each other’s strengths on the balance sheet. As a result, the financial benefits of this merger make very good sense.

The new entity will have more available cash, better cash flow and, as a result, a significantly improved ability to withstand the still uncertain conditions in the market.

P-Com has already completed a significant financial restructuring to properly address the reduction in spending in the telecom sectors. Telaxis is doing the same and will complete those actions upon closing of the merger. Together, these initiatives, in addition to the synergies between the companies, will further strengthen the combined balance sheet and position the new company for success in the market as it exists today, but also as it will exist when the inevitable turnaround arrives. For our shareholders, we believe this merger will translate into greater value as we leverage each other’s customer bases, cross sell the products and develop new products.

Now, we really do recognize that most P-Com shareholders, as well as most Telaxis shareholders, have been very patient as the telecommunications industry has been literally turned upside down. Shareholders will need to have continued patience, but as a combined entity, I am confident our products will compete and win in the field. With additional strength and resources, we believe the combined company will emerge stronger and be more profitable than the individual companies were before this merger.

For employees, the strength in the balance sheet of the new company provides more opportunity for personal growth and greater stability while enabling us to attract and retain the brightest talent in the industry. We recognize that employees of both companies have gone through difficult transitions over the past year. We therefore believe that this transaction is in their best interests as well.

One of the most attractive aspects of this merger to me is that it unites very strong engineering and executive talent. In particular, the merging of Telaxis’ millimeter-wave engineering team and P-Com’s RF engineering groups will create a single, highly regarded team with terrific potential. This merger of world class engineering talent will be beneficial as we roll out new products and look for opportunities with our existing products. This engineering expertise is critical because, at the end of the day, this is a business about leading edge technology.

Our engineering team will continue to be the reason for our success in spite of tough competition. That’s the key reason why there are 150,000 of our radios installed worldwide now and why our technology continues to gain acceptance worldwide. Together, we can build and market products much more successfully than either of us could have done alone.

Now, another very attractive aspect of this merger is that the combined company will have a stronger management team, run by an outstanding executive in John Youngblood. As chairman and founder of P-Com, I am both pleased and proud to be turning over the management of the combined company to John.

John is a very skilled executive with strong leadership traits and a clear vision about where he wants to take the combined company. John has a B.S., M.S. and Ph.D. in electrical engineering and a very broad background in industry. His career has included wireless communication systems, electro-optical instruments, millimeter-wave technology and millimeter-wave wireless equipment. John’s academic credentials and his many years of industry experience make him eminently well qualified to take this new business entity to the next level and beyond.

Also, I’m pleased that Leighton Stephenson, our chief financial officer and one of the key architects of our financial restructuring over the past eight months, will continue as CFO. Under Leighton’s stewardship, we have managed to restructure most of our debt, secure a line of credit and substantially reduce our operating expenses – all of the things that we needed to do to be sure we were strong when the time came.

In addition to this strengthened management team, the merger also unites the two boards of directors. The new board of directors will be made up of three existing Telaxis board members and four existing P-Com board members. I will remain as chairman and will continue to work closely with John and other members of the board. Together, John, Leighton and I, along with our new board and the rest of the many dedicated employees at both companies will create a much stronger company.

Before I turn it over to John Youngblood, I would just like to reiterate that I believe the benefits of this merger are compelling and the economics are good. A strong product portfolio, a stronger balance sheet and a strong technical and management team is what this merger is all about. So, right now I’m very pleased with the whole arrangement and I’m also very pleased to turn it over to John Youngblood, the CEO of the new company. John ?

JOHN YOUNGBLOOD, CURRENT PRESIDENT AND CEO, TELAXIS: Thanks, George. I sincerely appreciate the confidence that the P-Com and Telaxis boards and the senior management of both companies have placed in me to lead this new company. I believe we have an excellent opportunity to succeed as a combined company and I really look forward to working with our new board, George and the employees from both companies. And I’m looking forward to meeting all of the employees of both companies.

George and I have worked quite closely over the past few months, looking at the operations and the synergies of the two companies. It’s clear that this merger makes very good sense because we can consolidate and scale the operations of both companies as well as fully leverage their product lines, their engineering teams and the executive talent for the two companies. It’s also clear that this merger is a merger of complementary skills with very little overlap.

In talking about the benefits of this merger, I want to focus my comments on areas that are critical to shareholders, customers and employees, namely, why do we believe this new company will succeed, the preparations that we are making for today’s world, the combined financial strength of the new entity and our vision for success as the wireless industry recovers.

So, why do we believe this new company will succeed? First, the new company will succeed because we will have a much stronger product portfolio that positions us well for future growth. This portfolio will have the broadest range of next generation products in the industry. These products provide operating frequencies, data rates and network architectures that we believe are unmatched in their scope. Our product lines will include point-to-point radio systems, spread spectrum radio systems, point-to-multipoint radio systems, FiberLeap™ wireless links and network services.

Our products will span the operating frequencies from 2.4 gigahertz to 60 gigahertz in both licensed and unlicensed bands. We will have data rates from 64 kilobits per second to 1.2 gigabits per second. And we will have network architectures ranging in complexity from point-to-point to mesh networks.

In addition, we plan to take advantage of Telaxis’ well-established planar or printed radio technology to develop lower cost radio frequency outdoor units. Telaxis technology will also enable us to more quickly address market demands for varying operational frequencies. We also see a good opportunity to leverage P-Com’s installed base of legacy products with new, lower cost and higher performance products that are being phased into the market. These legacy products should provide a near-term revenue stream as well as customer relationships for the future.

In marketing the combined portfolio products, we will benefit from the strong market positions and sales channels, resulting from years of P-Com market development on a global basis. This is particularly valuable in regions of the world that are most attractive near-term – Asia, Latin America and the Middle East.

We’ll also have a more diverse revenue stream from multiple business segments that serve a broader range of customers, thereby providing greater stability in these troubled times and less exposure to concentrated risk. Another key benefit of the merger is that we will be able to scale this new company for current market conditions while positioning it for industry recovery. In that regard, we intend to benefit from the following – a cleaner balance sheet, with greater liquidity, resulting from P-Com’s debt restructuring, P-Com’s equity round, plus the cash from Telaxis’ balance sheet.

We’ll also significantly benefit from reduced operating costs, resulting from the synergies between the two companies and from continued scaling to fit the current market environment. We expect about a 25 percent reduction in operating costs by Q1 of ‘03. In addition, we have planned to attack the largest driver of product cost – radio frequency outdoor units. And last, but not least, are the human resources. The synergies I have just discussed are critical components to success in today’s difficult operating environment, but human resources are just as important, if not more so.

This merger brings together a highly experienced and aggressive team of technical managers and executives as well as the boards of both companies. We believe this is a winning combination of two pioneering, industry-leading teams and you can be sure that we’ve been battle tested.

Moving forward, I plan to work closely with Leighton Stephenson as the CFO of the new company and I’ll also work closely with George in his capacity as chairman of the board. And with Al Paladino, the chairman of the Telaxis board with whom I have had the distinct privilege to work for over 10 years. Al has agreed to serve on the new board.

So, what are we doing to position ourselves to be competitive and cost efficient in today’s world, given the potential of continued tough market conditions? In addition to taking advantage of the synergies I just discussed, the following steps are being taken or have been taken in some cases. P-Com has reduced its staff from about 900 people at the end of 2000 to 240 people today, a 73 percent decrease. Yet, the company has maintained its ability to deliver and improve all its product lines. At Telaxis, we’ve reduced staffing from about 350, in mid-2000, to less than 80 today, a 77 percent decrease. We are now preparing to further reduce our staff. Combined cost reduction programs are already in place that go well beyond these staffing reductions.

Obviously, we’re concerned about employee retention and we have to be sensitive to changing employment conditions. However, we also have to be very sensitive to potentially worsening economic and industry conditions. As a result, continued due diligence in monitoring our revenue, our costs and our cash flow are an integral part of executing our business plan. Near-term, we’re focusing on areas of market strength and we’re scaling the business to fit the most likely sources of gross margin, while positioning for growth as the telecom industry recovers.

From a financial point of view, both companies have faced financial difficulties, given their recent business downturn. Both companies have made substantial progress in getting their financial houses in order. As to balance sheet liquidity, the two companies had $24.4 million in cash at the end of the second quarter. The total cash includes the $7.5 million in net proceeds from P-Com’s recent equity infusion. We’re taking actions now to maximize the cash available for operating the company after closing.

As of December 31, 2001, P-Com had $29 million of convertible debt due in November of 2002. As a result of P-Com’s debt restructuring program, it is expected that there will be approximately $23.5 million outstanding at closing with extended maturity dates. P-Com revenue has been recovering from a $7.7 million level in Q4 of ‘01 to $8.3 million in Q1 of this year to $8.7 million in Q2. Telaxis has had very little revenue in the early days with the marketing of FiberLeap™, but we believe this advanced new product line brings important revenue and gross margin potential to the new company.

In closing, we have a clear understanding of where we’re going and we know how to get there. As George indicated in his opening remarks, we are creating a viable and sustainable company with significant growth potential. Our objective is to be the leading independent provider of wireless equipment and services addressing markets worldwide. In order to reach that objective, we are forming this new company with a clean sheet of paper and a firm mindset to consolidate and scale the strengths of P-Com and Telaxis to be a winner in today’s tough business environment.

We’re also positioning it for growth through well-established channels with recently developed new products in all four of the product lines.

And to reflect this firm mindset and vision, we will be giving the new company a new name. We have planned to announce that new name on or before closing.

We will also benefit from bringing together the technical strengths of our combined staffs, stronger radio frequency engineering in particular, along with an experienced management team that has successfully dealt with severe business environments and has successfully led their companies to prosperity in good times. We should, once again, reward our shareholders as the industry recovers.

While we do not minimize the difficulties in integrating these two companies, we are confident that we’re up to the task. Thank you for your attention. I’d like to open up the floor to your questions.

OPERATOR: Ladies and gentlemen, if you wish to ask a question, please press the one on your touch-tone phone. You will hear a tone indicating that you’ve been placed in queue. You may remove yourself from queue at any time by pressing the pound key. And, if you are using a speakerphone, pick up your handset before pressing the numbers. Your first question comes from the line of Earl Lum.

EARL LUM: Yes. I had a couple of quick questions. With regards to the facilities currently on the East Coast, John, is there going to be consolidation there and what do you expect to happen with the multiple facilities between the two entities?

YOUNGBLOOD: Yes, Earl, what we’re planning to do is we have two buildings in South Deerfield, Massachusetts where we’re moving the RF design center that will remain in one building, freeing up the other building for sublease and we’re in the process of attempting to get that building sublet. That should free up a little bit of our cash flow there and we’re in the process of making that happen, Earl.

LUM: Great. And then, as a follow up, is most of the production that Telaxis was set up to do, has that already been in an outsource mode or will that need to be outsourced at some point in time down the road.

YOUNGBLOOD: It will be outsourced down the road. Right now, as you probably would know, there is very low production underway on our FiberLeap™ product. But the idea would be basically the same philosophy that P-Com has and that is you prove out the manufacturing process and you go to outsourcing as soon as you have a solid data package. That’s – we’ll follow exactly the same philosophy.

LUM: And then, just one follow up. The end of the – the cash for the combined entity, could you repeat what that would be again?

LEIGHTON STEPHENSON, CHIEF FINANCIAL OFFICER, P-COM: Well, what John said was at the end of Q2, we had $24 million of combined cash. There’ll be some burning in Q3 between the two companies, but we still should have plenty of cash going forward to meet our strategic plan.

LUM: Great. Thank you.

YOUNGBLOOD: Thanks, Earl.

OPERATOR: And your next question comes from the line of Rosemary Bird (ph). And, Ms. Bird (ph), your line is open.

OK and we’ll move onto the question from the line of Mark Franklin (ph).

MARK FRANKLIN (ph): Yes, I just want to comment. I’m a Telaxis shareholder, not a P-Com stockholder. Based on a look – a quick look at the June quarter 10-Q of both companies, I believe I’m – I will be suffering an 82 percent dilution per share equity. As of June 30, P-Com’s net – tangible net worth appears to be minus $8 million. Telaxis is plus $17 million, which is mostly cash. I calculate that the combined the net worth – tangible net worth of the company as of June 30 would only be $9 million or 18 cents per share. I figure Telaxis book value as of June 30 was $1.03.

So, as you can see, I’m not happy about getting an 82 percent dilution and having the P-Com shareholders benefit from Telaxis’ cash. My question is why doesn’t Telaxis liquidate the company, sell the technology and send the cash to the stockholders?

YOUNGBLOOD: We issued a press release some time ago saying that we’re looking at all of our strategic alternatives over a wide range of possibilities, including possible strategic combinations. We’ve gone through a very diligent and thorough process and come to the conclusion that in the case of Telaxis – what we lack is a revenue stream at this point in time and this merger enables us to have a revenue stream going forward. It gives us the ability to continue to exploit the FiberLeap™ opportunity. And it also enables us to be a part of a company that has a very strong worldwide marketing and sales organization. So, we have, you know, it’s a strategic merger that we believe is a good place for us to combine with P-Com, looking for long-term profitability.

FRANKLIN (ph): OK. I think all it does is bail out P-Com and, as a consequence, I’m going to do everything I can to stop the merger – if it involves an attorney or if it involves a class action suit or certainly voting against the merger and maybe an attempt to contact other stockholders. I can understand all the strategic words, but I can tell you that maximizing shareholder value is my particular interest and you have not – you will not have done that by diluting the book value from $1.03 to 18 cents.

ROBERTS: This is George Roberts. I’m really sorry that you feel that way. I think you are taking a short-term view and there isn’t anything more important in our minds than maximizing shareholder value, both P-Com and Telaxis. And it isn’t – in any way should not be considered a bailout of P-Com. What it should be is the uniting of two companies that have individual strengths and something that we can build on to go forward and be successful when this telecom market turns. Because this is an unusual period and when it turns, we would hope that you would have a completely different outlook on it because both companies, in the past, have rewarded shareholders.

I know more about P-Com, obviously, than Telaxis, but in the past, we’ve proven that we’re able to run these companies to reward shareholders. And I think you must know that it’s tough times for everybody. We’re not alone in this downturn and we’re dedicated to making this combination pay off for you and everybody – every other stakeholder.

YOUNGBLOOD: Mark (ph), I hope you also understand that we have looked at all strategic alternatives and what I mean by that is all strategic alternatives. And as you well know, I’m sure, liquidation is not trouble free in and of itself. There are a lot of downside possibilities there, too. If you look at the track record of other people who have done that, it’s not a slam-dunk. Taking all of that in balance, with regard to the possibility of forming a very powerful company in this – from a strategic point of view – we believe that that is in the best interest of the shareholders instead of just turning cash back to shareholders.

FRANKLIN (ph): OK. I disagree and I’ll turn it over to the next questioner.

OPERATOR: The next question comes from the line of Don Meiners (ph). And, Mr. Meiners (ph), your line is open.

OK and we’ll move on then. Ladies and gentlemen, once again, if you do have a question or a comment, please press the one on your touch-tone phone at this time. And we do have a Mr. Kevin Dede.

KEVIN DEDE: Congrats, gentlemen, on working the details out on this. Would you mind rehashing for me exactly how you see the timing of the two companies coming together?

STEPHENSON: Yes. We – obviously, the things that are necessary to do is to get the – go through the SEC approval on our filing on our S-4 and making sure we get shareholder approval. And the way we have sort of charted this out right now, assuming that everything goes relatively smoothly, sometime in November should be the time for the actual closing of it.

DEDE: OK. John, from your perspective, how do you see Telaxis’ FiberLeap™ integrating into P-Com’s current line of products? What do you see as P-Com’s strengths in its product line? How can FiberLeap™ augment them and where do you see weaknesses?

YOUNGBLOOD: OK. First off, FiberLeap™ is focusing on, primarily, the fiber optic carrier and enterprise marketplace, which is not an overlap with what P-Com is – has been doing and is – the current products would continue to do. Its – P-Com’s products are – primarily have been working in the traditional wireless space. FiberLeap™ opens up a new market addressing fiber carriers and enterprises, both private and government, that need fiber optic connectivity. So, it really opens up a new horizon to the combined entity, in terms of market opportunity.

Where do I see the holes? You know, it’s interesting. If you look at the combined product lines, as I said during my remarks, we have, basically, all types of product architectures, from point-to-point to spread spectrum to point-to-multipoint and FiberLeap™. And we have a very broad range of frequencies being addressed and data rates and so forth. It is our belief that this is unequaled in industry and that’s one of the reasons that we think this merger is so strategic.

DEDE: OK. How do you see or do you see any hope that or any sign that the FiberLeap™ product might be something the market might want?

YOUNGBLOOD: Well, yes. Sure. And we believe that there is major upside potential. One of the things I’d like to point out is that when we first started marketing FiberLeap™, we were focused primarily on the US carrier market, which, as we all know, has continued to tank. You see a release virtually every week, if not more frequently, about somebody in the fiber world having additional layoffs, especially the carrier world.

So, we immediately decided that, although we want to continue to address the carriers long-term, we had to refocus on the enterprise market, both private and government. And, unfortunately, as a result of the events that occurred a year ago tomorrow, there is a very strong need, primarily in government circles and in industry circles, to have redundancy in terms of fiber paths. It’s not enough just to have a fiber path running underneath the street to another building. You have to have an alternative path. And to lay fiber in that same conduit makes no sense at all.

So, we think that FiberLeap™ has a very important role to play in providing the security and redundancy that government and industry need today. And we’re very actively pursuing those, but as you probably know, the government procurement cycle tends to take a little time to develop. And that’s kind of where we are.

DEDE: OK. All right, well, good luck, gentlemen, and thanks for your help.

YOUNGBLOOD: Thank you, Kevin.

ROBERTS: Thank you.

OPERATOR: And you have a question from the line of Jeffrey Rothenburg (ph).

JEFFREY ROTHENBURG (ph): Yes, gentlemen, I’m a Telaxis shareholder as well and I can understand the strategic concept and strategic combination. But, again, like the previous caller, I’d like to question the exchange ratio that you’ve set for this new company. Where did the one point – what was it – 1.117 shares come from and who, basically, picked that number and why?

STEPHENSON: Well, it’s really a negotiated number, but if you look, it roughly parallels the shares outstanding of the companies at this point.

ROTHENBURG (ph): But – all right. The follow-up question that, obviously, along with the gentleman two or three before – John Youngblood, how much cash does Telaxis have now in the – on the books? Is it $10 million, $12 million worth?

YOUNGBLOOD: As you know, at the end of Q2, we had about $17 million.

ROTHENBURG (ph): And if – you’re still burning what – three or four a quarter?

YOUNGBLOOD: Yes. We’re significantly reducing that as a result of this and that’s one of the key benefits of this merger is that we can avoid a lot of the redundancy in corporate costs and in overhead costs and facility costs, et cetera. So, it’s very synergistic from an operating cost point of view.

ROTHENBURG (ph): I agree with that and I understand what you’re saying. I mean, but again, this $15 million that you’re bringing to the table versus I’m not sure if P-Com has any or maybe they have five or whatever you discussed earlier. And again, back to the book value question from the gentleman three days – three calls ago, the exchange ratio based on share outstanding to me is meaningless. It’s based on, I would think, fair value if there is one, which may be ...

ROBERTS: I think – this is George Roberts. I think it’s important to know that both companies had very competent financial advisors and both groups got fairness opinions from those advisors that this was a fair deal. We’re looking at it as a merger of equals. We’re bringing some things to the party. Telaxis is bringing some things to the party and the combined entity will be stronger for it.

ROTHENBURG (ph): And what was P-Com’s cash burn rate, if I could ask, per quarter before – assuming this merger didn’t happen?

ROBERTS: We were going to be cash breakeven in Q4.

ROTHENBURG (ph): OK.

OPERATOR: And you have a question from the line of Alon Shein (ph).

ALON SHEIN (ph): Hi, there. Could you tell me what the expectation is for the cash burn of the combined company?

STEPHENSON: Well, George had just mentioned, Alon (ph), that the – P-Com, as we have said before, expects to be EBITDA or operating cash breakeven in Q4 of this year. The combination of the two companies will push that out about two quarters into Q2 of 2002, but the running rate of burn will be going down, down, down as John had said already because of the combining of the staffs and the reduction of the redundancies in public company and those – and D&O insurance, that type of stuff.

SHEIN (ph): So, order of magnitude, what sort of quarterly cash burn should we expect?

STEPHENSON: Well, you know, I think what you’ve got to do is say that, from the $24 million, probably, by the end of the year, that number would be somewhere in the $15, $16 range.

SHEIN (ph): So, you’re looking at it to be about $15 to $16 million at the end of the year with combined cash.

STEPHENSON: That’s our estimates at this point.

ROBERTS: And with the cash burn continuing to decrease.

STEPHENSON: And it decreases more.

ROBERTS: And control with the combined entity, it’s cash breakeven, Alon (ph), in Q2.

YOUNGBLOOD: I’d like to jump in here with another comment relative to the mindset that we have here. Is that we are determined to scale this company. And we’ve said that over and over. And we also have to be very sensitive to future market conditions. As we see things going forward, if things get worse, we’re fully prepared to deal with the issues. Our business plan going forward, as we see it right now, is well attuned to the market and business outlook that we see. However, if that changes and we’re going to look at it constantly, we may have to make changes.

But one of the key advantages from a Telaxis point of view is that we now have the ability to deal with those kinds of scalings as opposed to a very narrow capability within Telaxis. So, it gives us a lot more freedom and flexibility in dealing with bad news in the future.

ROBERTS: Alon (ph), this is George. I think it’s accurate to say that we’ve scaled the company to a very low level of revenue with no improvement showing – no significant improvements showing (INAUDIBLE) to that case. If we get improvement, then obviously the – we’re just that much better off.

SHEIN (ph): Right. But the numbers you had talked about in terms of what your expectation was for combined cash at the end of the year was based on no improvement in revenue.

ROBERTS: No improvement in revenue and also, you know, there’s some one-time – I think that Leighton mentioned this – and one-time charges like this – significant severance packages and that sort of thing. And we’ve taken that into consideration.

STEPHENSON: That’s built into the numbers.

SHEIN (ph): All right. Thank you, guys.

ROBERTS: OK.

OPERATOR: Your next question comes from the line of Drew Burke.

DREW BURKE: Hello, gentlemen.

YOUNGBLOOD: Hi, Drew.

BURKE: I come at this from a Telaxis standpoint. I’m a Telaxis shareholder and have been for quite some time. So, I, you know, I understand some of these previous questions that you’ve had with regards to the dilution. I have those concerns as well. I also see an operating business and am familiar that P-Com’s been around for a long time. What was P-Com’s peak revenue levels?

ROBERTS: We hit it – we hit it twice. In 1997, we hit $235 million and then in 2000, we hit $234 million. We hit, you know, two downdrafts – one in ‘98 – the last part of ‘98, which was precipitated by the Asian financial crisis. And while we didn’t have a lot of business over there, our competitors did and so they dumped price around the world and we got hurt. We then recovered there and in 2000, we were back to positive cash flow and profitable and $234 million in revenue. And then we were a victim of our own success with the CLECs in the United States and they all went under. And so, you know, we’ve been spending the last year-and-a-half restructuring from that, and that’s why, as John points out, that’s why our personnel count went from something like 900 to where it is today at 240.

But I think what you should come away with from that is that we are a tough company. We are resilient and we do things that are necessary to meet the business conditions that we see.

BURKE: In terms – you just had a lot of restructuring announcements made. I mean, was that necessary from Telaxis’ standpoint, John, for this deal to happen?

YOUNGBLOOD: You bet.

ROBERTS: They were very tough on us. They said if you don’t – if you don’t get it done, there’s not deal. So, they struck a very tough bargain.

BURKE: So, and – I mean, forgive me for not having reviewed your filings, but in terms of P-Com, you just announced $100 million deal a couple of months ago that’s ongoing. Does Telaxis have anything to bring to the table in something like that?

YOUNGBLOOD: If that’s not clear, Drew – you know, I don’t want to leave the impression here that the China deal is going to – that FiberLeap™ would be important going into that deal. You know I think the lower data rate products that P-Com is shipping into China obviously have a much lower data rate that FiberLeap™, or really what that market needs right now, so I don’t think that there is any obvious benefit to FiberLeap™ in that market. I may be surprised, but that’s kind of my knee-jerk reaction.

BURKE: I guess what I – I’m thinking in terms more of your previous outdoor unit business. I mean had

YOUNGBLOOD: Oh, yes. Yes.

BURKE: ... mothballed that, but is ...

YOUNGBLOOD: Yes.

BURKE: ... that of some future value to this ...

YOUNGBLOOD: Absolutely. Absolutely, Drew. I’m glad you corrected my understanding of your question.

P-Com has shipped, as George said, a lot of product and has a lot of product in the field. And that product that has been developed by P-Com can benefit very significantly, in our opinion, from the printed radio technology that we have proven out at Telaxis doing the ramp that we went through in late 1999 and 2000.

As you probably – well I’m sure you know, we developed the capability to very quickly respond to changing market conditions, and to spin new bandplans and to produce what we refer to as planar, or printed radios, that have a significantly lower cost than the traditional point-to-point radio and point-to-multipoint radios that most people in the world use.

So, I think that is one of the most important pieces of this synergy, between these two companies. It enables the combined company to not only be ahead of the competition today, in terms of performance and cost, but it also gives us ability to take the next step well ahead of the competition, so instead of being one step ahead my objective is to be two steps ahead.

BURKE: So then, it wouldn’t be just the cash in the FiberLeap™ that P-Com was interested in, they also ...

YOUNGBLOOD: Oh, absolutely not. And in one of my very first conversations with George going back we first started discussing this possibility, the engineering synergies, and the technical capability that we bring to the table, were right there on the table in our very first conversation. Now, George you may want to elaborate on this.

ROBERTS: Yes, you know, what keeps the company in the lead, in a business like ours, is how good are your RF engineers. And you know when we were scaling back we had an RF design center in the UK, and there’s some really good RF guys over there, but we just couldn’t afford them, so we closed that design center down, and I’ve been agonizing every since on – you know we need the capability, but how can we do it.

And this one here, this merger here, absolutely the RF engineering capability that Telaxis brings, more than replaces what we lost when we shut down that design center in the UK.

And so, I think that, you know, from outdoor unit part of the business, whether it’s point to multipoint, or point to point, is where we’re going to get the combined – the entities going to have a huge advantage, because we can now do ourselves what every one of our competitors has to go out and try find somebody to do for them. And part of it is cost reducing our point to multi-point product, as you mentioned, the outdoor unit.

We have the highest capacity of anybody in the world. We have a 200-megabit sector, with a 40-megabit remote, and we sell it for – we sell it for the same price that our competitors sell a much smaller capacity radio for, but if we can cost reduce that – those ODUs, those outdoor units, using the Telaxis expertise, and Telaxis has already done it for the Newbridge job, eventually it’s a huge benefit for us. And I wouldn’t want anybody on the call to go away thinking, well we just did this for the cash, or we just did this for this, or we did this for that, we did it because there’s a lot of synergies between the two companies.

BURKE: OK. And then there’s another perhaps two more things, and the first is with regards to FiberLeap™. Is this – I mean, I know, John, that you have talked in the past, as you went outside of service providers, and were going after enterprises and stuff, that the one challenge you had was you didn’t have enough sales force. Is the P-Com sales force in a position to sell the FiberLeap™? Is it complementary to them, or is a totally different ball game?

YOUNGBLOOD: I think it’s very complementary. I’ve gotten to know the head of P-Com sales force very well. He’s an extremely good, powerful guy, and he’s very aggressive. He runs a sales organization on a worldwide basis that – I know he’s anxious to get his hands on this product. There’s some markets that are obvious that don’t necessarily need these kinds of data rates, but there’s some markets where it does play. So, I think we can really take advantage of the marketing scope of P-Com.

As you probably know, our scope has been restricted to just the United States, because we just don’t have the ability to put the arms and legs on the ground. That’s another really strategic advantage of this merger is because we now have sales and distribution channels that we couldn’t even dream of.

ROBERTS: Yes, we have – for instance, we have an office – a significant office in Beijing that’s got about 12 or maybe 14 people in it. That office has been there for 10 years, and they’ve got all the connections in mainland China to sell. And we’ve got an office in Dubai, we’ve got offices in the UK, so we are worldwide.

And, you know, after all this is a 60-gigahertz point-to-point radio and we certainly know the point-to-point business. To tell a sales force to sell a 60-gigahertz point-to-point radio is not that much different than selling a 38, event though it’s a hell of a lot more capacity and it’s a different kind of customer.

BURKE: Now, what – I mean one of the things as a Telaxis shareholder that I was uncomfortable with was you had Steve Ward come on to sell this product. What’s his role in the new company?

YOUNGBLOOD: He will continue to pursue the existing customer base that we’ve been pursuing, primarily in the United States – the enterprise, both government and private market, with FiberLeap™. And as George said in his opening remarks, we will have cross selling here, i.e., he will also be able to look at the P-Com portfolio, and Randy Carl, who is his counterpart with the P-Com products, will be able to sell FiberLeap™. So, Steve’s going to stay on board, and this gives him I’d say some new wind in his sails, so to speak.

BURKE: Excellent. And just the last thing I was curious, if you could – you said you got 250 employees. Could you guys break that down on a – you know, some sort of round numbers for engineers, sales force, manufacturing and administration?

STEPHENSON: I think there’s probably still a lot – there’s still some work that’s John’s doing in this area.

ROBERTS: I wish I’d had brought the headcount report with me, I’d give you right down to the last guy, but I don’t have it with me. But, suffice to say that ...

BURKE: Could you put a guesstimate on the engineers and the sales folks?

ROBERTS: Yes, maybe. Let me give it a guesstimate. We probably have 50 or 60 engineers, and we’ve probably got 30 in marketing and sales, 35 maybe.

STEPHENSON: Well, probably even more than that.

ROBERTS: ... 45.

STEPHENSON: Yes, maybe 45 or 50, counting China, and the rest are in – you know, because we are – we do manufacturing. I mean we are shipping.

ROBERTS: Right.

STEPHENSON: The rest are in operations and admin.

BURKE: OK, thank you.

YOUNGBLOOD: ... thanks for your questions.

OPERATOR: And you have a question from the line of Colin Hillberg (ph).

COLIN HILLBERG (ph): Hi guys. Most of my questions have already been answered, but in regards to the cross selling of products, when do you think that’s going to start happening?

YOUNGBLOOD: Upon closing. As soon as we get this deal closed these guys are going to start selling each other’s products. I’m really looking forward to working with those two guys.

COLIN HILLBERG (ph): OK, thank you.

OPERATOR: You have a question from Ray Mett (ph).

RAY METT (ph): Hello.

YOUNGBLOOD: Hello.

METT (ph): I’m very enthusiastic about this. Congratulations to all of you.

YOUNGBLOOD: Thank you.

ROBERTS: Thank you.

METT (ph): For P-Com, concerning the last proxy, for another reverse split, has that passed or failed?

ROBERTS: It’s been passed.

METT (ph): And what will be the ratio of the reverse split?

ROBERTS: We haven’t implemented it. All we did was get shareholder approval for it, and the – you know the – part of it was we did this at the encouragement of NASDAQ to do, in case we needed to do it. If we don’t have to I can tell you that we definitely won’t, but we do have shareholder approval to do it.

METT (ph): OK. Will P-Com be attending any other events in the near future, to bring awareness to the company in its product?

ROBERTS: Yes, John and I are talking about what we have to do, to get the word out for this combined entity. We’ll probably – probably next week we’ll be working on some kind of combined road show

METT (ph): Oh that’s ...

ROBERTS: ... to get around to see people.

STEPHENSON: Yes.

METT (ph): That’s good. Concerning your PR firm, are they on a retainer?

ROBERTS: I think ...

STEPHENSON: They’re on a monthly retainer, yes.

METT (ph): Oh. Well here’s how you might cut cost, since they – since no news is being forthcoming, why don’t we dump them and just get all the news out during the conference calls?

STEPHENSON: Well, I think if you go back and look on P-Com side, at the last three to four months, you’ll see that there’s been quite a lot of information being put out to the public.

ROBERTS: ... actually we don’t have a – I would characterize it as IR firm, more than a PR firm ...

STEPHENSON: Yes, exactly.

ROBERTS: ... and they do a – they do a lot of things, other than just put out press releases for us.

METT (ph): I’ve been obtaining my news through the Yahoo! <Company: Yahoo! Inc. ; Ticker: YHOO ; URL: http://www.yahoo.com/> P-Com board, and you know how those go, you take that with a very large grain of salt.

ROBERTS: No comment.

METT (ph): OK, gentlemen, thank you very much and you have a wonderful evening.

ROBERTS: OK, thanks for your call.

OPERATOR: And you have a question from the line of Drew Burke.

BURKE: Yes, I just – I forgot to ask on customers. What sort of customer base does P-Com have, in terms of numbers and who might – you know, I don’t know how you disclose it – your top 10 – your top five – your 10-percent customers? Could you give us a flavor for

ROBERTS: Yes. Yes, what we focused on are the larger users. We’ve supplied to both the mobile industry and the fixed-access industry. We have customers like Orange <Company: Orange SA ; Ticker: OGE ; URL: http://www.orange.co.uk/>, in UK – it’s a mobile company – Mercury One 2 One, which I think just changed their name to T-Mobile. We have customer Mannesmann in Germany. We have customers like China – well, the end user in China is China Unicom <Company: China Unicom Ltd.; Ticker: CHU; URL: http://www.chinaunicom.com/>, China Telecom <Company: China Mobile HK Ltd.; Ticker: CHL; URL: http://www.cthk.com/>. We sell through Datang. They’re all significantly – we do very little in the enterprise market. We do most of our business with the carriers and the network owners.

In the US, of course, it’s down tremendously, but we still sell a few radios to AT&T <Company: AT&T Corporation; Ticker: T; URL: http://www.att.com/> local services and then, of course, our spread spectrum product is sold – most of the bulk of that is sold through a group we have in – I call Linquest (ph), and they serve Afghanistan, Pakistan, India, Jordan, in that part of the world, with spread spectrum. We have a group in Argentina called the Technology Bureau, and he sells down in there for us. And then we have direct sales that we sell direct.

BURKE: Do you have – I mean in terms of customer concentration issues, what ...

ROBERTS: Well, every once in a while we have over a 10-percent customer and, you know, sometimes it’s Orange, sometimes it’s the new T-Mobile. Not so much lately, because those guys are going through ownership changes and the downturn. Sometimes it’s a Chinese company that’s 10 percent, sometimes it’s somewhere else. It doesn’t – it’s not consistent one customer all the time.

BURKE: And geographies – I mean in your peak years, ‘97 to what ‘98, 2000, whichever the years were, it’s mostly international, it sounds like ...

ROBERTS: Yes. Most of our history has been – it’s been a split by like about 70 or 80 percent outside of the county and the rest inside. When we had our peak it was about 70/30 and it was very heavy in the UK, very heavy in Germany, and some in the U.S. and some in Mexico.

Now, when we peaked again in 2000 it was about 50/50 and the US was heavy because of the CLECs.

BURKE: OK. Is there – so then – I mean your business plan obviously has even tended to do this, in terms of focusing on the international opportunities. Do you have an ability to penetrate the RBOCs in the US? Is it, you know, any of the major US companies?

ROBERTS: Yes we do, and if you know anything about the RBOCs it’s not an easy sell to sell microwave into the RBOCs, because a lot of those guys think if there is no wire that runs from one point to another you can’t communicate, so it takes a – it’s hard to do. We’ve sold radios, from time to time, to US West, for instance, and both spread spectrum and point to point. We actually trialed our point to multipoint with US West at 31 gigahertz, so there’s an opportunity there.

Right now my view of that is that they’re not too interested, because they don’t have any competition any more, so they’ll just go ahead and do their traditional selling of dial tone.

BURKE: OK, thank you.

ROBERTS: Yes.

OPERATOR: Your next question comes from John Daven (ph).

JOHN DAVEN (ph): Yes, thank you. You know, I’ve been listening to the questions on the call, and I have a hard time getting very excited about this deal from the P-Com standpoint. Maybe it’s because I don’t know that much about Telaxis, but could you give me some kind of a feel for how this makes you more competitive in the marketplace, versus your key ...

ROBERTS: Sure.

DAVEN (ph): competitors? That’s the part that really I’m struggling with.

ROBERTS: Yes. What really – what really attracted me to the Telaxis thing was their RF capabilities, as I mentioned earlier. We have RF capability, but in order to increase that capability and get into the cost reduction that I think needs to be done, and all these radios to really kick start the market again – you know, we were busy – our engineers have been working, you know, very, very hard to just turn out the new product and do all the different frequencies that we need to do.

Now, the next phase of that needs to be – you need to go through that with a very, very stringent cost-reduction program. And I’ve been up to Deerfield, I saw what they had, and I see the capability. And, as I said earlier, RF engineering is the key to success in this industry segment, and they’ve got it. And ...

DAVEN (ph): The way to think about this is you buy versus build internally. Is that basically what I’m hearing?

ROBERTS: No, I think the other thing that attracted me to Telaxis is that they have the same philosophy that we have on outsourcing. And our philosophy has always been have the technical capability to develop and own the technology, and then once you have that, and you’ve built a few of these, and proved the design, then you farm that out to somebody that’s a good manufacturer, and there’s a lot of good manufacturers around, as long as you give them a print to follow and specs to meet.

But it makes the combined companies strong, because we own the technology, nobody else has it, and we can farm that out to outsourcing partners as we want to, and then the manufacturers are happy to do it, because they can’t design it anyway. And we own the technology and we can move it anywhere we want, so it makes it very strong.

DAVEN (ph): Where do you think this pulls you, were you even with some of your key competitors, or springboards you ahead of them?

ROBERTS: Oh, it springboards us ahead of them. We’re not behind them now, so what this is going to do is it’s going to give us a quantum leap over some of the other guys. I’m sure this is going to provide some consternation to some of our competitors.

DAVEN (ph): Would you exclude DMC Stratex Networks in that?

ROBERTS: Well, if you want to get specific, yes. I’m sure Chuck Kissner’s going to give me a call right after this, and say what are you talking about?

DAVEN (ph): OK, thank you.

ROBERTS: Yes.

OPERATOR: And you have a question from the line of Jeffrey Rothenburg (ph).

ROTHENBURG (ph): Yes, John, this is a follow up, I guess, question. The FiberLeap™ product, how is it going in the US? (INAUDIBLE) alliance here, it sounds like, with the RBOCs shutting down even further that I guess sales are not there at the moment. Is that correct?

YOUNGBLOOD: I’d say very little success with carriers. You know, we had some hopes that that market was going to be pretty attractive, but it turns out, as you well know, they have scaled back their capital expenditures. It looks like they’re going to scale them back in excess of 40 percent this year, and nobody knows when it’s really going to recover, so that market is really not – unfortunately not an attractive market.

But the flip side of it is that there are enterprises, as I said several times here, both government and private, who are underserved. And basically what’s happening there is that value-added resellers are going into these enterprises and providing the kinds of links that they need in order to hook one building to a next.

And, you know, we announced sometime ago that we have a test bed in place at Columbia University, and I’d say that’s an excellent example of what can be done here, where you have two very important medical centers that they had been working for 18 months, or so, to try to get fiber across the street and couldn’t get it. So, what we did in, you know, less than half a day, is we gave them fiber connectivity without having to deal with all the delays, and the costs of digging up streets.

I think the enterprise market is – has a lot of potential. We’ll go at it primarily by means of value-added resellers and, in fact, we believe that P-Com’s service business – the network’s services business – can also be a conduit ...

ROTHENBURG (ph): Well, that’s ...

YOUNGBLOOD: ... for FiberLeap™.

ROTHENBURG (ph): ... that’s my next kind of business question. I’m – and assuming P-Com is established somewhere in – well, you said UK, but also in Europe – can you take this prototype that’s at Columbia and place it in the European cities where the structures and the building are, you know, further cramped than they are here in the US?

YOUNGBLOOD: Yes, we think that’s an attractive market. And here again we’re going at those kinds of markets I’d say very aggressively right now, but through third parties.

ROTHENBURG (ph): In Europe?

YOUNGBLOOD: Yes.

ROTHENBURG (ph): OK, but P-Com is established, I assume, a lot further, a lot deeper, than you would be doing

YOUNGBLOOD: You bet. I mean – if P-Com can be a very important outlet, so to speak, in the European market.

ROTHENBURG (ph): OK, thank you.

OPERATOR: And you have a question from Matt Robison.

MATT ROBISON: Good afternoon. I was wondering, George, if maybe you could provide me a little bit of an update on the product cycle at P-Com, where the products are freshest these days and what’s coming down the pipe, and maybe elaborate a little bit on the unlicensed product? It sounds like a lot of what you’ve done there has been in developing parts of the world. Is there a potential for doing some more activity with unlicensed product in other markets, and perhaps some synergy with the unlicensed part that’s coming from Telaxis?

ROBERTS: Yes, OK. Well, the product cycle over here I think we talked about before here, I think in the script a little bit, about one of things we did not do when we had these hard times was to cut R&D. We’ve developed new products across the line, from point to multipoint, point to point, in unlicensed point to point, and the cycle is – well, essentially we have completed that development. The job now is two jobs to do. One is to fill out the frequencies, for every frequency in the world that every different country uses, and that’s ongoing. And then the next step is for Telaxis to take cost out, for the RF engineers up in Deerfield to take cost out.

As far as synergy with the 60 gigahertz, we all know that’s an unlicensed product, as well, and so I can see – I can visualize networks where you might come off of a – you might come off of a fiber network, through a 60-gigahertz FiberLeap™, to a hub, a point to multipoint hub. And that point to multipoint hub then would put 200-megabit sectors out into the metropolitan area, and then each sort of subscriber could then access it with 40 megabits, and that would make one hell of a product, a hell of a network, so that people can get everything they want from the high-capacity back haul to the fiber loop, right down to 40 megabits, into a guy’s business.

So, I think there’s synergy there. What I think another part of your question was what are we doing on the point to point, where we’re trialing that with new customers – we’re trialing in Latin America. If the new product map, by the way, is a variable-bit rate, and it’s really slick. If the customer can buy two E1s, or he can buy four E1s, or eight E1s, or whatever he wants, but we can do software control, and we can upgrade it for him remotely. In other words, we could send him a disk and he can download it, and go from a four E1 to an eight E1.

Now that download’s going to cost him some extra, but it’s better than having to pull the link out and put a new one in. We think that that’s – I don’t think – I don’t know of any other company that’s doing that, and it’s in trial now and working great.

ROBISON: Well, we’ll have to talk about the spectrum management implications of that offline. It does sound pretty unusual.

ROBERTS: Yes, it’s really – it really works. Yes. OK?

ROBISON: OK, thanks.

ROBERTS: Yes.

OPERATOR: And there are no further questions at this time. Please continue.

ROBERTS: OK, there’s no further questions, Susie?

OPERATOR: That is correct, sir.

ROBERTS: OK. Then, I’d just like to close by saying thank you for your participation in this conference call. I hope that we’ve been able and successful in conveying to you that – what the rationale for the merger is, what the benefits derived for the new company, from all our stakeholders, our shareholders, our employees and our investors.

And last, but not least, I hope you’ve sensed that we have a – there’s a combined excitement here with the merger, and we have a complete dedication to making this a fine and successful transition, and we’re all signing up to do that, and you’ll see it as we go through the next few months, so thanks again for your participation. Bye.

OPERATOR: Ladies and gentlemen, that does conclude our conference for today. Thank you for your participation and for using AT&T Executive Teleconference. You may now disconnect.

END